Exhibit 99.1

ReneSola Power Announces Results of Annual General Meeting

Stamford, CT, December 21, 2020– ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully-integrated solar project developer, today announced the results of its 2020 annual general meeting of shareholders. Specifically, the Company’s annual general meeting of shareholders approved the following:

1.	The consolidated financial statements of the Company for the year ended December 31, 2019, together with the reports of the auditors thereon.

2.	The re-election of Mr. Wee Seng Tan and Mr. Martin Bloom as directors of the Company, who are retiring by rotation and offering themselves for re-election in accordance with the Company's articles of association.

3.	The amendment of 2007 Share Incentive Plan (as amended and restated as of January 21, 2009, August 20, 2010 and August 29, 2016) to increase the maximum aggregate number of shares which may be issued under the 2007 Share Incentive Plan from 12,500,000 shares to 22,500,000 shares.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Mr. Ella Li

+86 (21) 6280-9881 x8004

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com